UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                  ----------------------------------

                            SCHEDULE SC 14F1

                          INFORMATION STATEMENT

Pursuant to Section 14(F) of the Securities Exchange Act of 1934 and Rule 14F-1 thereunder


                             ALD Services, Inc.
            ----------------------------------------------
            (Name of Small Business Issuer in its charter)

              Nevada                    000-27035             88-0408274
  ----------------------------        ------------        ----------------
  (State or other jurisdiction        (Commission         (I.R.S. Employer
   of incorporation)                   File Number)        Identification)

             30 Sembrado, Rancho Santa Margarita, CA             92688
         ------------------------------------------------     -------------
    (Address of principal executive offices)                   (zip code)


                               (949) 459-1220
       ---------------------------------------------------------
                      Issuer's Telephone Number

               8787 Washburn Road, Las Vegas, Nevada  89129
      --------------------------------------------------------------
      (Former name or former address, if changed, since last report)


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INTRODUCTION

ALD Services, Inc. ("ALDI" or the "Company"), a Nevada corporation incorporated on November 10, 1998, is a developmental stage consulting company with a principal business objective to integrate the spectrum of processes within the logistics, supply, transportation, contracting, financial management, and manpower management environments. ALDI seeks to provide reputable consultations, recommendations for improvements, and if so desired, flow-systems for improved decision making and implementation.

The Company has accepted the resignation, of the Board of Director and its sole officers, as of November 30, 2001, consisting of Frank Danesi, Jr., and appointed Thomas K. Russell as the new Chairman of the Board and President of the Company.


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of November 30, 2001. Regarding the beneficial ownership of the Company's Common Stock the table lists: (i) each stockholder known by the Company to be the beneficial owner of more than five percent (5%) of the Company's Common Stock, (ii) each Director and Executive Officer and (iii) all Directors and Executive Officer(s) of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned.



Title      Name & Address                        Amount of         Percent
of         of Beneficial                         shares            of
Class      Owner of Shares         Position      held by Owner     Class
------     ---------------         --------      -------------     -------
Common   Don and Bonnie Saunders   Shareholder
         Family Trust                            1,145,000         54.4%

Common   Thomas K. Russell         President       170,000          8.0%

Common   Mark C. Russell           Shareholder      85,000          4.0%
-------------------------------------------------------------------------
All Executive Officers and
    Directors as a Group (1 person)              1,400,000         66.4%

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(1)  Don and Bonnie Saunders Family Trust, 900 E. Desert Inn Road, Apt. 521,
     Las Vegas, NV  89109.

(2)  Thomas K. Russell, 30 Sembrado, Rancho Santa Margarita, CA  92688-92714.

(3) Mark C. Russell, 30 Sembrado, Rancho Santa Margarita, CA 92688 is the brother and business associate of Thomas K. Russell. They are both officers and Directors of the consulting firm PCMA.

DIRECTORS AND EXECUTIVE OFFICERS

The following persons are the Directors and executive Officers of the Company:


Name                            Age          Position(s)
------------------------        ---         -----------------------------
Thomas K. Russell               48           President/Chairman


Thomas K. Russell
-----------------

Thomas K. Russell, is the new appointed President and Chairman of ALD Services, Inc.

Work History
------------

Thomas K. Russell since February, 1998, Mr. Russell has served as Director and President of PCMA, Inc., a consulting firm specializing in mergers, acquisitions and financings for companies desiring to trade and access capital in the public markets. From December 1989 through February
1998, Mr. Russell served as founder, director, general counsel and chief financial officer of MTR Gaming Group, Inc., a successful operator of gaming facilities (Nasdaq: MNTG).

From 1979 through 1989, Mr. Russell practiced law in Southern California, specializing in general business and corporate law, and the representation of alternative health care providers. During this period, Mr. Russell also represented American Indian tribes, for which he also served as a legislative lobbyist in Washington, D.C. From 1971 through 1989, Mr. Russell served as an officer, director or general counsel for several public and private companies doing business in the hospitality, petroleum, mining, motion picture, television broadcasting and wholesale travel industries.
Mr. Russell received a Bachelor of Arts from California State University at Fullerton in Business Administration in 1975, and received his Juris Doctor from Pepperdine University School of Law in 1978. He is licensed by the California State Bar.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company may award stock options and cash bonus to key employees, directors, officers and consultants under a stock option plan not yet adopted as bonus based on service and performance. The annual salaries of executive officers are listed as follows:


Name                                 Monthly Salary
----------------------------         ----------------
Thomas K. Russell                    $ None


                                      SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  November 30, 2001


ALD SERVICES, INC.

By: /s/ Frank Danesi, Jr.
----------------------------
Frank Danesi, Jr.
President

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